STEVEN A. CUNNINGHAM, P.C.
                          ATTORNEY AND COUNSELOR AT LAW

                        11660 ALPHARETTA HWY., SUITE 155
                             ROSWELL, GEORGIA 30076
                           (770) 442-2364 (TELEPHONE)
                           (770) 442-2365 (FACSIMILE)
                      EMAIL: STEVECUNNINGHAM@BELLSOUTH.NET

November 22, 2005

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Attention:  Mr. H. Roger Schwall
            Assistant Director

        RE: RUBY MINING COMPANY (NOW KNOWN AS ADMIRALTY HOLDING COMPANY) REGISTRATION STATEMENT ON FORM SB-2
               FILED SEPTEMBER 26, 2005
               REGISTRATION NO. 333-128584

Dear Mr. Schwall:

     On behalf of my client, Admiralty Holding Company, formerly known as Ruby Mining Company (the "Company"), I have enclosed herewith for filing one copy with exhibits of Amendment No. 1 to the above-referenced Registration Statement on Form SB-2 (the "SB-2 Amendment"). To expedite your review, I have also enclosed one copy of the SB-2 Amendment marked to show changes.

     In addition to filing the SB-2 Amendment, I am hereby providing supplementally the following responses in reply to the Staff's comment letter dated October 26, 2005 regarding the above-referenced Registration Statement (the "Comment Letter"). Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter. For your convenience, each of the comments in the Comment Letter has been repeated verbatim and then is immediately followed by the Company's response to the comment.

     The factual information provided herein relating to the Company and the selling stockholders has been furnished to me by the Company and the selling stockholders, as the case may be.

FORM SB-2
---------

GENERAL
-------

     1. WE NOTE THAT YOUR AUTHORIZED CAPITAL STOCK CONSISTS OF 100,000,000 SHARES OF COMMON STOCK OF WHICH 44,507,810 ARE UNISSUED. HOWEVER, YOU MAY HAVE UP TO 127,707,575 SHARES OF COMMON STOCK AFTER THIS OFFERING. THUS, IT APPEARS THAT YOU HAVE REGISTERED 26,607,575 SHARES WHICH ARE NOT YET AUTHORIZED. WE NOTE THAT YOU ANTICIPATE YOUR STOCKHOLDERS TO APPROVE AN INCREASE OF THE NUMBER OF SHARES OF AUTHORIZED COMMON STOCK TO 350,000,000 AT YOUR 2005 ANNUAL MEETING SCHEDULED FOR OCTOBER 31, 2005. HOWEVER, IT IS THE STAFF'S POSITION THAT THE FILING OF A REGISTRATION CONSTITUTES AN OFFER TO SELL, EVEN THOUGH THE REGISTRATION STATEMENT IS NOT YET EFFECTIVE. TELL US WHY YOU BELIEVE THAT IT IS APPROPRIATE TO REGISTER AN OFFERING OF SHARES THAT HAVE NOT YET BEEN AUTHORIZED. WE MAY HAVE ADDITIONAL COMMENTS.

     RESPONSE: In response, the Company asks that the Staff please consider the following (a) the registration pertains to shares of the Company's common stock that underly callable secured convertible promissory notes and warrants, and the noteholders and warrant holders (i.e., the selling stockholders) agreed not to convert or seek to convert the notes or exercise or seek to exercise the warrants until after the vote of the stockholders at the Company's Annual Meeting to approve the resolution of the Company's Board of Directors to increase the authorized capital of the Company to a level sufficient to cover the shares to be registered in the Form SB-2; (b) none of the shares of common stock being registered were issued at the time the Form SB-2 was initially filed or even as of today; (c) the Prospectus indicates on the cover page that none of the securities being registered may be sold until the registration statement has been declared effective; (d) there are precedents for registration statements for common stock underlying convertible instruments being filed and going effective prior to increases in authorized capital sufficient to cover such underlying shares (see, e.g., SB-2 Registration Statement for Paradigm Medical Industries, Inc., Commission File No. 333-126063); and (e) the number of the Company's authorized shares of common stock has now been increased to 350,000,000, which increase became effective upon the Company's filing with the Colorado Secretary of State on November 2, 2005 of the Articles of Amendment, a copy of which Articles of Amendment is filed as Exhibit 3.2 to the SB-2 Amendment.

     The SB-2 Amendment indicates, where appropriate (e.g., in the "Description of Securities" section of the Prospectus on page 40 of the SB-2 Amendment) that the Company has 350,000,000 shares of common stock authorized, which is more than sufficient to cover the number of shares being registered.

     2. YOU INDICATE THAT THE OPINION OF COUNSEL WILL BE FILED BY AMENDMENT. PLEASE NOTE THAT WE WILL NEED TIME TO REVIEW THIS DOCUMENT. WE MAY HAVE ADDITIONAL COMMENTS.

     RESPONSE: So noted. The opinion of counsel has been included in the SB-2 Amendment as Exhibit 5.1.

     3. WHERE APPROPRIATE, PROVIDE FURTHER DISCLOSURE REGARDING THE TERMS AND PROVISIONS OF THE CALLABLE SECURED CONVERTIBLE NOTES AND WARRANTS. FOR EXAMPLE, PLEASE FURTHER EMPHASIZE HOW SUCH A LARGE NUMBER OF SHARES WITH SUCH STEEP DISCOUNTS MAY (1) LEAD TO THE SALE OF POTENTIALLY CONTROLLING AMOUNTS OF SHARES; AND (2) SIGNIFICANLTY DEFLATE THE MARKET PRICE OF YOUR COMMON STOCK IN A FEW YEARS.

     RESPONSE: The Company has revised disclosure in the SB-2 Amendment in response to this comment. The last paragraph of the description of the notes and warrants in the "Summary" section of the Prospectus on pages 5 has been revised to address the Staff's concerns. In addition, the "Risk Factors" section of the Prospectus has been revised on pages 9 and 10 to discuss the "control" issue raised by the Staff and further emphasize the potentially depressive effect on the stock price, and a new Risk Factor has been added on page 10 of the Prospectus to discuss an alternative potential "change of control" risk in the event of a default by the Company in its obligations to the selling stockholders.

     4. PLEASE ELIMINATE ALL UNNECESSARY REDUNDANCY THROUGHOUT YOUR FILING. FOR EXAMPLE, YOU REPEAT MUCH OF YOUR DISCUSSION OF THE TERMS AND PROVISIONS OF THE CALLABLE SECURED CONVERTIBLE NOTES AND WARRANTS IN THE PROSPCETUS SUMMARY AND AGAIN ON PAGES 37-41.

     RESPONSE: The Company has revised disclosure in the SB-2 Amendment in response to the Staff's comments. In particular, the descriptive disclosure in the Prospectus "Summary" section relating to the callable secured convertible notes and warrants has been revised to take out a number of the details that are repeated in the Prospectus "Selling Stockholders" section to make it more of a true "summary" and to reduce redundancy. Appropriate cross-references to the "Risk Factors" and "Selling Stockholders" sections have been included therein on page 6 of the SB-2 Amendment. Similarly, the description of the notes and warrants in the Prospectus "Description of Securities - Convertible Notes and Warrants" section has been changed to eliminate the repetition of the description. An appropriate cross-reference to the more detailed information set forth in the "Selling Stockholders" section of the Prospectus has also been included therein on page 41 of the SB-2 Amendment.

     5. PLEASE ENSURE THAT YOUR DISCLOSURE IS CONSISTENT THROUGHOUT YOUR FILING. FOR EXAMPLE, ON PAGE 4, YOU STATE THAT THE CALLABLE SECURED CONVERTIBLE NOTES ARE CONVERTIBLE INTO YOUR COMMON STOCK "AT THE LOSER OF (i) $.15 OR
(ii) 60% OF THE THREE LOWEST INTRADAY TRADING PRICES...." PLEASE REVISE TO
RECONCILE THIS DISCREPANCY AND ANY OTHERS YOU MAY IDENTIFY IN YOUR FILING.

     RESPONSE: The disclosure in the SB-2 Amendment has been revised in response to the Staff's comments. Specifically, the disclosure referenced in this particular comment regarding the 60% discount to the trading price has been corrected to the contractually correct 50% discount.

RISK FACTORS, page 8
--------------------

THERE ARE A LARGE NUMBER OF SHARES.....page 9
---------------------------------------------

     6.   TELL US TO WHOM AND WHY YOU "HAVE AN OBLIGATION TO SELL ADDITIONAL
NOTES."

     RESPONSE: The notes referenced are simply the remaining callable secured convertible notes that the Company is required to sell to the selling stockholders under the terms of the Securities Purchase Agreement (i.e., the issuance of the now remaining $850,000 of notes pursuant to the third and final tranche of funding under the terms of the Securities Purchase Agreement).

BUSINESS, page 22
-----------------

SHIPWRECK SEARCH AND RECOVERY PERMITS, page 23
----------------------------------------------

     7. YOU STATE THAT YOU CURRENTLY HOLD AN EXCLUSIVE PERMIT FROM THE GOVERNMENT OF JAMAICA TO CONDUCT SEARCH AND RECOVERY OPERATIONS ON THE PEDRO BANK. PLEASE FILE SUCH PERMIT AS AN EXHIBIT PURSUANT OT ITEM 601(10) OF REGULATION S-K.

     RESPONSE: In response to the Staff's comment, the Company has included copies of the Jamaican Pedro Bank License Agreements in the SB-2 Amendment as
Exhibit 10.15.

SELLING SECURITYHOLDERS, page 35
--------------------------------

     8. IS ANY SELLING SHAREHOLDER A REGISTERED BROKER-DEALER OR AFFILIATE OF A REGISTERED BROKER-DEALER? IF A REGISTERED BROKER-DEALER, PLEASE IDENTIFY THE SELLING SHAREHOLDER AS AN UNDERWRITER UNLESS THE SECURITIES YOU ARE

REGISTERING ON ITS BEHALF COMPENSATED THE SHAREHOLDER FOR INVESTMENT BANKING SERVICES. IF ANY SELLING SHAREHOLDER IS AN AFFILIATE OF A BROKER-DEALER, PLEASE CONFIRM TO US THAT THE SHAREHOLDER PURCHASED THE SECURITIES YOU ARE REGISTERING ON ITS BEHALF IN THE ORDINARY COURSE OF BUSINESS, AND THAT AT THE TIME OF THE PURCHASE OF THE SECURITIES TO BE RESOLD, THE SHAREHOLDER HAD NO AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, WITH ANY PARTY TO DISTRIBUTE THE SECURITIES. OTHERWISE, IDENTIFY THE SELLING SHAREHOLDER AS AN UNDERWRITER. WE MAY HAVE ADDITIONAL COMMENTS.

     RESPONSE: The Company has been advised that none of the selling shareholders is a registered broker-dealer or an affiliate of a registered broker-dealer. This information has been included in footnote (5) to the Table of Beneficially Owned Shares in the "Selling Stockholders" section of the Prospectus on page 38 of the SB-2 Amendment and also in the "Plan of Distribution" section of the Prospectus on page 45 of the SB-2 Amendment.

PLAN OF DISTRIBUTION, page 42
-----------------------------

     9. PLEASE DISCLOSE IN YOUR TABLE THE NATURAL PERSONS WHO EXERCISE VOTING AND/OR DISPOSITIVE POWERS WITH RESPECT TO THE SECURITIES TO BE OFFERED FOR RESALE BY EACH OF THE SELLING SHAREHOLDERS. SEE EXCHANGE ACT RULE 13d-3; INTERPRETATION I.60 OF THE JULY 1997 MANUAL OF PUBLICLY AVAILABLE CF TELEPHONE INTEPRETATIONS, AS WELL AS INTERPRETATION 4S OF THE REGULATION S-K PORTION OF THE MARCH 1999 SUPPLEMENT TO THE CF TELEPHONE INTERPRETATION MANUAL.

     RESPONSE: The Table of Beneficially Owned Shares in the "Selling Stockholders" section of the Prospectus been revised to include in footnotes (6) through (9) on page 38 of the SB-2 Amendment the requested information in the Staff's comment regarding the natural persons with voting and/or dispositive power with respect to the securities to be offered for resale by each of the selling stockholders.

PLAN OF DISTRIBUTION, page 42
-----------------------------

     10. WE NOTE THAT THE SELLING SHAREHOLDERS MAY ENGAGE IN SHORT SALES OF YOUR COMMON STOCK. PLEASE SEE CORPORATION FINANCE TELEPHONE INTERPRETATION A.65 IN THAT REGARD.

     RESPONSE: The Company inadvertently stated that the selling shareholders may engage in short sales of its common stock. In fact, the selling stockholders are specifically prohibited by the terms of the Securities Purchase Agreement from engaging in short sales of the Company's common stock. The disclosures in the "Plan of

Distribution" section of the Prospectus have been revised on pages 44 and 45 of the SB-2 Amendment to delete statements to the effect that the selling shareholders may engage in short sales of the Company's common stock, and a disclosure has been added on page 45 of the SB-2 Amendment to the effect that the Securities Purchase Agreement prohibits short sales by the selling shareholders.

     GENERAL

     The Form SB-2 has also been amended to include interim financial information for the Company's quarterly period and nine months ended September 30, 2005, in accordance with Rule 3-10 of Regulation S-B. Additionally, the Company has corrected certain typographical, grammatical and similar errors throughout the SB-2 Amendment and sought to make greater use of references to "we" and "our" and the like instead of "the Company" and "its" and the like.

     We hope the foregoing has been fully responsive to the Staff's comments. If you have any additional questions or require any additional information or documents, please telephone me at (770) 442-2364.

                                    Very truly yours,

                                     /s/ Steven A. Cunningham

                                    Steven A. Cunningham
                                    Legal Counsel for Admiralty Holding Company
                                    (formerly known as Ruby Mining Company)

Enclosures
cc:     G. Howard Collingwood
        Chief Executive Officer

        Murray D. Bradley, Jr.
        Chief Financial Officer